FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1.	Announcement dated April 22, 2004, regarding YPF Dividend Payment.

Buenos Aires, April 22, 2004

YPF Dividend Payment

YPF announced that the Shareholders’ Meeting of YPF Sociedad Anónima on its meeting of April 21, 2004, approved the payment of a dividend of 9 pesos per share or per American Depositary Receipt (“ADR”), representing $3.20 per ADR at the current exchange rate, to all shareholders of record on April 29, 2004 with payments to be made to ordinary shareholders on April 30, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date:	April 23, 2004	By:	/s/ Carlos Olivieri
			Name:	Carlos Olivieri
			Title:	Chief Financial Officer